April 29, 2011
VIA EDGAR AND FEDERAL EXPRESS
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3628
Attn:   Claire Erlanger
            Jean Yu

Re:	Lear Corporation
Form 10-K for the fiscal year ended December 31, 2010
Filed February 10, 2011
File No. 001-11311
Dear Mss. Erlanger and Yu:
     Our firm represents Lear Corporation, a Delaware corporation (the “Company”). On behalf of the Company, set forth below is the Company’s response to the Staff’s letter dated April 12, 2011, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2010 (the “Form 10-K”), filed with the Securities and Exchange Commission (the “Commission”) on February 10, 2011. We have addressed your April 12, 2011 letter by reproducing the comments below, in bold type, and providing the Company’s response immediately following such comments.
Form 10-K for the Year Ended December 31, 2010
Business of the Company
— Financial Summary, page 8
1.	We note that for purposes of the table disclosed on page 8, 2009 Successor amounts and 2009 Predecessor amounts have been combined to enhance comparability between periods. Please note that this presentation is not acceptable under GAAP because it combines two periods with different basis’ of accounting. Please revise future filings to remove such presentation.
     The Company acknowledges the Staff’s comment and will revise its future filings to remove such presentation.
Risk Factors, page 15
A decline in the production levels of our major customers, page 15
2.	In future filings, please address with greater specificity the models for which you are a significant supplier and therefore expose you to production level risks. Please also address your exposure to larger vehicles as discussed in the third paragraph on page 29, particularly given the recent rise in fuel prices. Finally, please revise your “Customers” disclosure in your business section to discuss those particular models or platforms on which your business is most reliant.
     The Company acknowledges the Staff’s comment and believes that sales by vehicle category addresses its production level risks. The Company will revise its future filings to include such disclosure. The Company’s sales diversification by vehicle category (i.e., 65% cars, including 24% mid-size, 23% compact, 14% luxury/sport and 4% full-size, and 35% light truck, including 22% sport utility/crossover and 13% pickup and other light truck in 2010) is generally consistent with the overall industry.
     Further, the Company will continue to disclose that vehicle platforms that offer more features and functionality, such as luxury, sport utility and crossover vehicles, typically have more content and, therefore, tend to have a more significant impact on its operating results and will revise its future filings to address factors which may impact demand for these particular vehicles. In addition, the Company will continue to disclose information regarding its most significant customers. For example, as previously disclosed, General Motors, Ford and BMW are the Company’s three largest customers globally, and Daimler, Fiat (excluding Chrysler), Hyundai, PSA, Renault-Nissan and VW each represented 3% or more of its 2010 net sales.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29
— Results of Operations, page 32
3.	We note your disclosure that references to 2009 results of operations combine the 2009 Successor period and the 2009 Predecessor period in order to enhance the comparability of such information to both 2010 and 2008. Although you disclose that the effects of emergence and fresh-start accounting did not have a material impact on the comparability of your results of operations between these two periods, these periods are accounted for using different basis’ of accounting and combining the 2009 periods is not an acceptable presentation. In this regard, please revise future filings to remove the combined amounts from your discussion or alternatively we would not object to a discussion of the 2010 income statement amounts to the combined 2009 income statement amounts by solely referring to the change in amounts between periods. For example, you discuss gross profit and gross margin were $1.0 billion and 8.5% in 2010, as compared to $360 million and 3.7% in 2009. As an alternative to disclosing the $360 million combined amount which is considered a non-GAAP measure, you may disclose that gross profit and gross margin were $1.0 billion and 8.5% in 2010, an increase of $640 million and 4.8% from 2009. Please revise future filings accordingly.
     The Company acknowledges the Staff’s comment and will revise its future filings to remove 2009 combined amounts.

4.	We note that your results of operations section discusses the change in revenue and in gross profit and margin between periods. Please revise future filings to discuss and analyze revenues and cost of sales (rather than just gross profit and margin). Because gross profit and margins are impacted by both revenues and cost of sales, we believe a separate discussion of cost of sales results is appropriate.
     The Company acknowledges the Staff’s comment and will revise its future filings to discuss changes in revenues and cost of sales.
— Liquidity and Financial Condition, page 40
5.	In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.
     The Company acknowledges the Staff’s comment and will revise its future filings to expand its liquidity discussion to cover the three-year period covered by the financial statements.
Audited Financial Statements
Balance Sheet, page 55
6.	We note that the balance of accrued liabilities is 35% and 34% of total current liabilities at December 31, 2010 and 2009, respectively. Please revise future filings to disclose the nature and amount of any accrued liability amounts greater than 5% of total current liabilities. See Rule 5-02(20) of Regulation S-X.
     The Company will continue to assess total current liabilities and to disclose the nature and amount of any accrued liability greater than 5% of total current liabilities. As of December 31, 2010 and 2009, accrued salaries was the largest component of accrued liabilities and totaled $114.7 million and $112.0 million, or 4.1% and 4.7% of total current liabilities, respectively.
Statements of Equity, page 59
7.	We note that in the year ended December 31, 2010 equity of non-controlling interest increased $6.5 million and is described as “transactions with affiliates.” Please tell us the nature of the line item and how you accounted for the transaction.
     In the first quarter of 2010, the Company sold 49% of its ownership interests in two of its previously 100% owned subsidiaries, Tacle Automotive India Private Limited and Tacle Seating (Thailand) Co., Ltd., for $6.5 million. Consistent with the guidance in ASC 810, “Consolidation,” (ASC 810-45-23), there was no gain or loss recognized in connection with the sale of these noncontrolling interests, as the Company retained its controlling interests in these two entities. In connection with these transactions, the Company recorded a $6.5 million increase in the carrying amount of its noncontrolling interests, which represented the proportionate ownership percentage of the net assets acquired by the holder of the noncontrolling interests.

     The Company will revise its future filings to disclose the nature of significant changes in the carrying amount of its noncontrolling interests.
Notes to the Financial Statements
— General
8.	We note that your fiscal 2010 year-end is December 31, 2010. In light of the disclosure in Note 16 that your quarterly periods were for the thirteen weeks ended (i.e., April 3, 2010, July 3, 2010, etc.), please revise future filings to disclose how your accounting periods are determined (i.e., calendar year, 52 or 53 week period, etc.).
     The Company acknowledges the Staff’s comment and will revise its future filings to disclose that the Company’s annual financial results are reported on calendar year basis.
Note 3, Fresh-Start Accounting, page 63
9.	We note from the disclosure on page 63 that the Company’s reorganization value is $3,054 million and was based on a range of values considered by the Bankruptcy Court of $2.9 billion to $3.4 billion determined using comparable public company trading multiples and discounted cash flow valuation methodologies. With regard to Lear’s determination of reorganization value, please tell us and revise the notes to your financial statements to include disclosure of the following matters:
•	the significant assumptions used in your discounted cash flow analysis including expected changes in cash flows from those indicated by your current operations, number of years for which cash flows were projected, discount rates and other significant assumptions used in your analysis, including how any terminal value was calculated or determined. Refer to the disclosure requirements outlined in ASC 852-10-50.

•	the results of the valuation based on multiples of peer group companies and explain how the results of this analysis were combined or blended with the results of the discounted cash flow analysis to arrive at the total enterprise value of $3,054 million.
We may have further comment upon receipt of your response and our review of your revised disclosures.
     The Company’s reorganization value was principally the product of negotiations involving the Company and its principal creditor constituencies and was subsequently approved by the bankruptcy court. These negotiations ultimately yielded a reorganization value of $3.054 billion, implying a net equity value of $1.909 billion. The difference between the two aforementioned numbers represents the amount of debt being incurred by the Company upon emergence from bankruptcy. Among the many factors utilized in the negotiations over reorganization value were net equity valuation estimates based principally on a comparison to comparable public company EBITDA multiples, which estimates were supported by an expert analysis of and testimony regarding the projected discounted cash flow.

     With respect to these valuation estimates, the Company prepared and provided to its creditors financial projections for the years 2009 through 2012, which were included in the Disclosure Statement submitted to the bankruptcy court. These financial projections were reviewed by the bankruptcy court and all creditor constituencies as part of the bankruptcy proceedings. The significant assumptions contained in the financial projections were the forecasted industry production data for the 2009 through 2012 period. Based on production data produced by industry analysts, the Company’s financial projections assumed a return to normalized production levels with North American light vehicle production growing from 8.0 million units in 2009 to 13.7 million in 2012. Similarly, European light vehicle production was forecasted to grow from 15.2 million units in 2009 to 17.3 million units by 2012. Because of the assumed increase in industry production, along with additional restructuring actions being undertaken by the Company and a more favorable environment for commodity costs, the Company’s EBITDA was forecasted to grow in 2012.
     The comparable public company valuation methodology utilized these financial projections and derived an estimated enterprise value by applying trading multiples of public companies with similar lines of business and operating characteristics, yielding a multiple of approximately 4x, to the Company’s normalized EBITDAR contained in its financial projections.
     In calculating the Company’s enterprise value using the discounted cash flow methodology, the Company’s EBITDA forecast was discounted using an estimate of the Company’s weighted average cost of capital.
     The results of both valuation methodologies produced comparable ranges of net equity value. As stated above, the ultimate determination to use $3.054 billion as the reorganization value was determined through negotiations among the Company and its various creditor constituencies. Furthermore, the bankruptcy court approved the reorganization value in connection with the Company’s emergence from the chapter 11 proceedings, and no impaired parties have contested this valuation.
     The Company will revise its future filings to include a summary of this information.
— Adoption of Fresh Start Accounting, page 63
Footnote (2)
10.	We note that the adjustment to net cash includes the receipt of $375 million of proceeds from the first lien credit agreement. It is unclear to us why the calculation of net cash payments does not include the proceeds received from the second lien credit agreement or Series A Preferred Stock when the prepayments for both the second lien credit agreement and Series A Preferred Stock are a part of the calculation. Please advise and revise in future filings accordingly.
     The capital structure contemplated by the Company’s plan of reorganization, before giving effect to the Excess Cash Paydown described below, consisted of $500 million and $600 million of term loans outstanding under the first lien credit agreement and the second lien credit agreement, respectively; $500 million of Series A convertible preferred stock (“Series A

Preferred Stock”); a single class of new common stock (“Common Stock”); and warrants to purchase Common Stock (“Warrants”). After giving effect to the Excess Cash Paydown described below, the Company’s capital structure consisted of $375 million and $550 million of term loans outstanding under the first lien credit agreement and the second lien credit agreement, respectively; $450 million of Series A Preferred Stock; Common Stock; and Warrants.
     In accordance with the joint plan of reorganization (the “Plan”), the Company received cash proceeds of $375 million with respect to debt issued under the first lien credit agreement. Such cash proceeds were used, in part, to satisfy amounts outstanding under the Company’s debtor-in-possession credit facility. The remaining cash proceeds were available for general corporate purposes. The Company did not receive cash proceeds with respect to debt issued under the second lien credit agreement or the issuance of the Series A Preferred Stock. Debt under the second lien credit agreement, Series A Preferred Stock, Common Stock and Warrants were issued directly to third party claimants in satisfaction of certain of the Company’s liabilities subject to compromise. Accordingly, these non-cash transactions are not included in the Company’s adjustment to net cash in Note 2, “Reorganization under Chapter 11,” while the cash proceeds from debt issued under the first lien credit agreement are included.
     In addition, the Plan included provisions requiring the Company to prepay certain amounts of Series A Preferred Stock and debt issued under the second lien credit agreement to the extent that the Company had liquidity on the emergence date in excess of $1.0 billion, subject to certain working capital and other adjustments and accruals (“Excess Cash Paydown”). Accordingly, on November 27, 2009, the Company effectuated the Excess Cash Paydown, which was applied (i) first, to prepay Series A Preferred Stock in an aggregate stated value of $50 million, (ii) second, to prepay debt issued under the second lien credit agreement in an aggregate principal amount of $50 million and (iii) third, to reduce the first lien credit agreement by an aggregate principal amount of $122 million. Accordingly, the Company has included the cash prepayments of Series A Preferred Stock ($50 million) and debt issued under the second lien credit agreement ($50 million) resulting from such Excess Cash Paydown in its adjustment to net cash in Note 2, “Reorganizations under Chapter 11.”
     The Company has provided these disclosures in Note 3, “Fresh-Start Accounting,” and in Note 8, “Long-Term Debt,” to the consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2010, and will revise its future filings to clarify the cash impact of these transactions.
Footnote (4)
11.	We note that in calculating the gain on settlement of liabilities subject to compromise, you included $600 million for the issuance of term loans provided under second lien credit agreement in addition to amounts related to the issuance of successor Series A Preferred Stock and successor common stock. Please explain to us why your calculation of the gain of liabilities subject to compromise does not include the amounts borrowed under the first lien credit agreement.
     As described above in the response to question #10, the Company received cash proceeds of $375 million from debt issued under the first lien credit agreement. These proceeds were used, in part, to satisfy amounts outstanding under the Company’s debtor-in-possession credit facility, which were excluded from the Company’s liabilities subject to compromise. The remaining proceeds were available for general corporate purposes. Accordingly, as cash proceeds from debt issued under the first lien credit agreement were not used to satisfy the Company’s liabilities subject to compromise, these proceeds were not included in the calculation of the gain on liabilities subject to compromise.
     The Company will revise its future filings to clarify the cash impact of this transaction.
Footnote (9)
12.	We note that there is a fresh-start adjustment to defined benefit plans of $55 million. Please tell us where this amount has been included as an adjustment on the balance sheet on page 64 that details fresh-start accounting adjustments.
     The Company disclosed the major components of its fresh-start accounting adjustments in item (9) of Note 3, “Fresh-Start Accounting,” to the consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2010. The fresh-start accounting adjustment related to the funded status of the Company’s defined benefit plans (item (9)(g)) consists of the following:

(In millions):
Other long-term assets	$2.6
Accrued liabilities	(5.2)
Long-term liabilities	57.6

$55.0

13.	We note that adjustment (k) reflects the tax benefits related to the write-off of goodwill and other comprehensive loss, partially offset by the tax expense related to the intangible asset and property, plant and equipment fair value adjustments. Please tell us and revise in future filings to disclose how you calculated the tax effect, including the applicable tax rate used in the calculation.
     The tax benefit related to fresh-start accounting adjustments consists of two components. The first component is the tax effect of the fresh-start accounting adjustments in each tax jurisdiction, which was calculated by applying the appropriate tax rate to the related fresh-start accounting adjustments in each jurisdiction. The tax effect of the fresh-start accounting adjustments were recorded in many different tax jurisdictions at tax rates ranging from 0 to 35%. Tax expense related to fresh-start accounting adjustments totaled $31.5 million. The second component is the reversal of the accumulated tax benefit included in other comprehensive loss, which totaled $53.5 million as of November 7, 2009. The net impact of these two components is a tax benefit related to fresh-start accounting adjustments of $22.0 million.
     The Company will revise its future filings to disclose this information.

Note 5. Restructuring, page 77
14.	We note your disclosure in the first paragraph of Note 5 that the Company expects elevated restructuring actions and related investments to continue in 2011 and to curtail thereafter. Please tell us and revise your notes to the financial statements in future filings to disclose the total amount expected to be incurred in connection with the activity for each major type of restructuring cost (i.e., employee termination benefits, asset impairments, contract termination costs, etc.). See guidance in ASC 420-10-50.
     The Company acknowledges the Staff’s comment and will revise its future filings to disclose that the Company expects the allocation of future restructuring costs will be consistent with historical experience.
Note 6. Investments in Affiliates and Other Related Party Transactions, page 81
15.	We note your disclosure that your 55% investment in Shanghai Lear STEC Automotive Parts Co., Ltd. is accounted for under the equity method as the result of certain approval rights granted to the minority shareholders. Please explain to us, and disclose in future filings why you believe it is appropriate to account for your 51% investment in Lear Shurlok Electronics (Proprietary) Limited (South Africa) using the equity method of accounting.
     The Company’s investment in Lear Shurlok Electronics (Proprietary) Limited is accounted for under the equity method as a result of contractual arrangements that provide the Company’s venture partner with a controlling financial interest in the entity. As of December 31, 2010, the carrying amount of the Company’s investment in Lear Shurlok Electronics (Proprietary) Limited was approximately $0.1 million. Accordingly, further disclosures regarding this affiliate were not provided as the Company’s involvement with this entity was not material to its consolidated financial position, results of operations or cash flows.
16.	We note that in 2010 the Company’s ownership interest in IAC North America increased to 22.88% from 18.75% due to a combination agreement whereby IAC North America, IAC Europe and a third entity were combined into IAC North America as the surviving entity. Please explain to us, and disclose in the notes to the financial statements in future filings, how you accounted for this additional ownership interest.
     The Company had existing equity method investments in International Automotive Components Group North America, LLC (“IAC North America”) and International Automotive Components Group, LLC (“IAC Europe”). On December 31, 2010, the combination of IAC North America, IAC Europe and International Automotive Components Group Japan (a sister company which did not materially impact the value of the Company’s investment) was effected by the shareholders as a combination of entities under common control. In connection with this transaction, the Company received additional ownership interests (increase in ownership interest to approximately 23% from approximately 19%) in IAC North America, the surviving entity, in exchange for its approximate 30% ownership interest in IAC Europe. As the accounting for this transaction was specifically excluded from the provisions of ASC 845, “Nonmonetary Transactions,” (ASC 845-10-55-2) and ASC 860, “Transfers and Servicing,” (ASC 860-10-15-4f), there was no adjustment to the carrying value of the Company’s combined investment in IAC North America and IAC Europe as of the date of the combination.
     The Company will revise its future filings to further describe the accounting for this transaction.
Note 11. Capital Stock, page 102
17.	We note your disclosure that you estimated the fair value of the warrants issued in connection with the plan to be $305.9 million using a Monte Carlo simulation pricing model, assuming volatility of 60%. Please tell us, and revise the notes to the financial statements in future filings to disclose all the assumptions used in the Monte Carlo pricing model to determine the fair value of the warrants issued.
     The equity value of the Company was approved by the bankruptcy court at $1.636 billion. The valuation of the warrants resulted in the allocation of additional paid in capital between common stock and warrants for disclosure purposes only and does not impact the consolidated balance sheet of the Company.
     The assumptions used in the Monte Carlo pricing model include the following:

•	Exercise price:	$0.01
•	Expiration date:	5 years from the date of emergence
•	Total value of common stock and warrants:	$1.636 billion (as approved by the bankruptcy court)
	- To be allocated between 34,112,322 shares of common stock and 8,155,353 warrants
	- Implied stock price of $38.71
•	Volatility:	60%
•	Risk-free interest rate:	2.3%
•	Dividend rate:	0.0%
     The Company will revise its future filings to disclose these assumptions.
Note 12. Stock-Based Compensation, page 103
— Successor, page 103
18.	We note that during 2010 and the Successor period of 2009 you granted restricted stock units. Please revise the notes to the financial statements in future filings to include a table which clearly discloses the number and weighted-average grant-date fair value of restricted stock units, for all of the following groups of equity instruments:
•	Those nonvested at the beginning of the year

•	Those nonvested at the end of the year

•	Those that during the year were:
•	Granted

•	Vested

•	Forfeited
See guidance in ASC 718-10-50-2(c)(2).
     The Company acknowledges the Staff’s comment and will revise its future filings to include the information described in the above comment.
Note 13. Commitments and Contingencies, page 105
19.	We note your disclosure that under the Plan of Reorganization you agreed to reserve common stock and warrants issued under the plan, sufficient to provide recoveries for an allowed claim of up to $50 million for pre-petition damages. Please explain to us how you determined the value of these shares of stock and warrants at the time of emergence from bankruptcy and tell us how that value was considered in your valuation of the reorganization value of successor common stock and warrants of $1,636 at November 7, 2009. Also, please tell us the nature of all types of liabilities that may be satisfied from this reserve and explain how you account for this reserve at December 31, 2009 and December 31, 2010.
     Note 13, “Commitments and Contingencies,” to the consolidated financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2010, describes, among other things, certain shares of Common Stock and Warrants reserved to satisfy a judgment or settlement, if any, in favor of Chamberlain and/or JCI on account of the pre-petition patent infringement claims raised in the Chamberlain Matter (the “Chamberlain/JCI Sub-Reserve”). The Chamberlain/JCI Sub-Reserve was established in accordance with the Company’s Plan, including the provisions of the Plan establishing and governing certain shares of Common Stock and Warrants reserved to satisfy all pre-petition “Other General Unsecured Claims” (claims classified by the Plan in Class 5A) (the “Stock and Warrant Reserve”).
     The value of the Common Stock and Warrants issued upon the Company’s emergence from chapter 11 were calculated as part of a comprehensive valuation negotiation and analysis conducted in connection with the Company’s Plan. Please see the Company’s responses to questions #9 and #17 for a description of the methodologies utilized in valuing the Company’s Common Stock and Warrants under the Plan. The $50 million shares of Common Stock and Warrants included in the Chamberlain/JCI Sub-Reserve and the Stock and Warrant Reserve were based upon the per share value determined in a manner consistent with these methodologies.
     As noted above, the Company reserved the stock and Warrants in the Stock and Warrant Reserve to satisfy all Other General Unsecured Claims. Other General Unsecured Claims consist of any unsecured claims, other than (a) general unsecured claims directly relating to and arising solely from the Company’s ongoing business operations, (b) claims under the Company’s compensation and benefit plans, (c) claims of $10,000 or less or (d) subordinated claims. Other General Unsecured Claims include, but are not limited to (a) claims on account of the Company’s prepetition unsecured notes, (b) unsecured deficiency claims on account of the Company’s prepetition credit facilities, (c) claims arising from the rejection of unexpired leases and executory contracts and (d) claims arising from any litigation or other court, administrative or regulatory proceeding. Following initial and interim distributions, if any, to holders of allowed Other General Unsecured Claims, the Company intends to distribute any excess Common Stock and Warrants remaining in the Stock and Warrant Reserve to holders of allowed Other General Unsecured Claims on a pro rata basis.
     In contrast, the Chamberlain/JCI Sub-Reserve was established pursuant to the Company’s Plan and a specific stipulation among the Company, Chamberlain and JCI, which stipulation was approved by the Bankruptcy Court on October 27, 2009 [Bankruptcy Court Docket No. 981]. The Chamberlain/JCI Sub-Reserve includes Common Stock and Warrants sufficient to provide for allowed prepetition claims of Chamberlain and JCI of up to $50 million on account of the claims raised in the Chamberlain Matter. Pursuant to the Plan, following the satisfaction of any judgment or settlement in the Chamberlain Matter, any residual shares of Common Stock or Warrants in the Chamberlain/JCI Sub-Reserve will be transferred to the Stock and Warrant Reserve for the benefit of all holders of Other General Unsecured Claims and in no case will any such residual shares of Common Stock or Warrants revert to the Company. In addition, shares of Common Stock and Warrants issuable upon the satisfaction of certain conditions under the Plan from the Chamberlain/JCI Sub-Reserve and the Stock and Warrant Reserve are considered outstanding.
20.	We note from your disclosures that there is litigation pending related to a consultant and the Joint Development Agreement and between Lear France and Proma France in which there appears to be potential losses for the Company. If you have determined that there is a reasonable possibility of loss in these cases, please revise your notes to the financial statements in future filings to disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made. See guidance in ASC 450-20-50.
     Please note that the litigation pending related to a consultant and the Joint Development Agreement is not material to the Company’s financial condition or results of operations. Further, the litigation pending between Lear France and Proma France has been dismissed and will not be reported in the Company’s future filings. However, the Company acknowledges the Staff’s comment and will revise its future filings to disclose an estimate of possible loss, range of loss or provide a statement that such an estimate cannot be made for all material matters, as applicable.
21.	We note that the expense recorded for product liability and warranty claims during the year ended December 31, 2010 was $32.1 million which is significantly higher than the expense recorded during 2009. Please explain to us the reason for the increase and why you believe the reserve was appropriately recorded during the year ended December 31, 2010.
     The Company has not historically experienced significant product liability and warranty claims. The increase in 2010 expense related to such claims relates to amounts recorded for certain specific customer claims made in 2010, for which the Company believes liability is probable. The Company does not believe that any individual claim was material to its financial position or results of operations.

Note 15. Financial Instruments, page 112
22.	We note your disclosure that you measure certain assets and liabilities at fair value on a non-recurring basis and as these non-recurring basis fair value measurements are generally determined using unobservable inputs, these fair value measurements are classified within Level 3 of the fair value hierarchy. Please revise Note 15 in future filings to include the disclosures set forth in ASC 820-10-50-5 for assets measured at fair value on a non-recurring basis such as the fixed assets that were impaired during fiscal 2010.
     The Company acknowledges the Staff’s comment and will revise its future filings to include the information described in the above comment.
Schedule II — Valuation and Qualifying Accounts, page 130
23.	We note from Schedule II that a reserve for unmerchantable inventory of $105.5m was recorded during the year ended December 31, 2010, Please explain to us why this reserve was recorded during 2010 and tell us why you believe that inventory was appropriately valued at November 7, 2009 and December 31, 2009 in light of this large adjustment to the inventory balance subsequent to the emergence from bankruptcy and application of fresh start accounting.
     As a result of the adoption of fresh-start accounting as of November 7, 2009, inventories were stated at fair value. Accordingly, inventory reserves of $99.7 million were included in the fair value adjustment to the gross inventory balances, resulting in inventory reserves of $0 as of November 7, 2009. As a result, the Company’s results of operations benefited from this adjustment in 2010. The Company did not identify any inventory in excess of production and/or forecasted requirements or obsolete inventory between November 7, 2009 and December 31, 2009, resulting in inventory reserves of $0 as of December 31, 2009. During 2010, the Company established inventory reserves for inventory in excess of production and/or forecasted requirements and for obsolete inventory in accordance with ASC 330, “Inventory,” (ASC 330-10-35) and its policies and procedures, resulting in inventory reserves of $83.5 million as of December 31, 2010, which is consistent with pre-bankruptcy inventory reserve levels.
     The Company has provided the acknowledgments requested by the Staff in the statement attached hereto. If you should have any questions or comments about the response in this letter, please call me at (312) 558-5723.

Sincerely,
/s/ Bruce A. Toth
Bruce A. Toth Winston & Strawn LLP

LEAR CORPORATION
April 29, 2011
     In connection with responding to comments from the Securities and Exchange Commission (the “Commission”) in the letter dated April 12, 2011, Lear Corporation, a Delaware corporation (the “Company”), acknowledges that:
(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

LEAR CORPORATION
By:	/s/ Matthew J. Simoncini
	Name:	Matthew J. Simoncini
	Title:	Senior Vice President and Chief Financial Officer